UNITED STATES
		    SECURITIES AND EXCHANGE COMMISSION
			   Washington, D.C. 20549

				FORM 1-U

			CURRENT REPORT PURSUANT TO REGULATION A


Date of Report (Date of earliest event reported): April 3, 2017

			Punch TV Studios, Inc.

        (Exact name of registrant as specified in its charter)

Delaware		       02410491		    46-5033791
State or Jurisdiction 	Commission File Number	   (IRS Employer
of Incorporation or				 Identification Number)
Organization


		       1123 East Redondo Boulevard
		       Inglewood, California 90302
		 (Address of principle executive offices)

				310.419.5915
	  (Registrants telephone number, including area code)

Title of each class of securities pursuant to Regulation A: Common Stock


ITEM 4 	CHANGES IN REGISTRANTS CERTIFYING ACCOUNTANT

On August 8, 2016, the Company retained the services of The PUN Group, Accounts and Advisors to take over the auditing duties of the Companys financial statements following the qualification of the our Form 1-A.

By letter dated February 22, 2017, the Pun Group terminated their services with the Company.

On March 3, 2017 the Company provided the Pun Group with a copy of the above statements and requested that the Pun Group furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether they agree with the above statements. The Pun Group did not respond therefore, a copy of such letter is NOT attached as an Exhibit to this Current Report.

The Pun Group has failed and refused to provide any cooperation regarding this change in Companys auditing accountant, including their failure and refusal to sign or acknowledge any termination documents provided to them on behalf of the Company.

In the 7 months that the Pun Group was retained, they made no reports and made no changes to any of our previous consolidated financial statements, nor to the related consolidated statements of operations, comprehensive loss, changes in stockholders deficiency, or cash flows for the year then ended, and, therefore, has provided no adverse opinion or disclaimer of opinion.

On March 30, 2017, the Company retained the services of Ira S. Viener, CPA, MBA to take over the auditing duties of our financial statements and to review and amend any prior audit reports.

The Companys sole director has discussed the matter described above with our independent accountants and advisors and the Company plans to restate the audited reports used in its filing of the Companys Offering Circular
(Form 1-A), and to restate such financials as originally included therein, and to accurately account for any discrepancies in our financial statements.

In approving the selection of Mr. Viener as the Companys independent accountant to audit the Companys financial statements, the Board of Directors, consisting solely of Joseph Collins, has considered all relevant factors, concluding that the Company and Ira S. Viener are not aware of any conflicts of interest between the Company and Mr. Viener.

SIGNATURE

Pursuant to the requirements of Regulation A, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 3, 2017 					PUNCH TV STUDIOS, INC.

							By: /s/ Joseph Collins
							Joseph Collins
							Chief Executive Officer
							Punch TV Studios, Inc.